SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 23, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia stock exchange release dated April 23, 2009: Nokia CEO Olli-Pekka Kallasvuo at the Nokia Annual General Meeting 2009: “Irresistable” solutions combining devices and services will be a key to future success

PRESS RELEASE

April 23, 2009

Nokia Corporation

Stock exchange release

April 23, 2009 at 15.40 (CET+1)

Nokia CEO Olli-Pekka Kallasvuo at the Nokia Annual General Meeting 2009: “Irresistable” solutions combining devices and services will be a key to future success

Helsinki, Finland — Today at its Annual General Meeting, Nokia President and CEO, Olli-Pekka Kallasvuo outlined the company’s future strategy. “Nokia is fundamentally changing its business model to transform both the company and the industry. While we continue to compete with the traditional mobile device manufacturers, we also are dealing with new competitors entering the market from the PC and Internet industries,” he said.

“To succeed in this new environment, we need to offer consumers irresistible solutions that improve their lives. During 2008, we have taken many steps to ensure we maintain our strong leading position in the device business, while increasing our focus on solutions-centric business models. We have focused our services investments on five primary categories: maps, music, messaging, media and games. These are the areas where the biggest opportunities lie.”

Mr. Kallasvuo said the company believes that Nokia’s strategy of combining unique services with high- quality devices will increase customer retention and add value. He said that more consumers are not only choosing Nokia, but are also remaining as Nokia customers.

“Our estimated consumer retention rate of around 55 percent is almost twice the rate of our global competitors,” Kallasvuo said, and he noted that Nokia customer retention has consistently increased every quarter since the beginning of 2007. “This is a substantial achievement and shows we have made significant progress with our solutions approach during the past year.”

During the address, Mr. Kallasvuo also highlighted the Nokia 5800 Xpress Music devices as a great success: “Consumer response has been well beyond expectations, and it has the potential to become our most successful device ever. We estimate that this smartphone alone accounts for around 20 per cent of all touch screen devices sold worldwide. It offers unique value for those who want to experience their music on the move, particularly when combined with our innovative Comes With Music service.”

Mr. Kallasvuo went on to emphasize that Nokia sees further opportunities as consumers trade down to less expensive devices, particularly in a time of recession. “The Symbian operating system is the world’s most widely used software platform for advanced mobile phones.” According to Mr. Kallasvuo, with the help of Symbian, Nokia plans to broaden the definition of the smartphone, by expanding smartphone features into the mid-range, and into new product categories.

“We believe that mobile computing should not be limited only to expensive, high-end devices. Expanding Symbian into lower price points is the right thing to do. We see this as a tremendous opportunity to increase efficiency, to get more scale for Symbian, and gain market share.”

He also said that success in the changing business environment would require courage and a shift away from the conventional: “We cannot expect to do it all alone. We have to work together with certain competitors, new players and partners in new ways. We have to compete and co-operate. We are working more closely with many other companies, including operators and partners. We expect more such partnerships to come.”

Mr. Kallasvuo told the audience that Nokia has been continually adapting to a changing environment and would continue this approach. “We are scaling our operations accordingly and making sensible but fundamental changes in the way we work. The results of our cost-savings program are not giving us one-off savings for the short term; these are long-term changes with long-term savings.”

“Innovation in the mobile communications industry is certainly not standing still.  It is very clear we have to continue to invest in our future, but at a more appropriate pace. Given the current climate, we have to balance what is beneficial and sustainable for Nokia’s long-term future, while adjusting the speed at which we operate.”

Even though the global device market will contract this year for the first time in many years, there is reason for optimism according to Mr. Kallasvuo: “There is a lot of opportunity for the taking in our industry. Mobile devices are becoming true mobile computers and consumers increasingly are more willing to use them in new ways with new services. “

About Nokia

Nokia is the world’s number one manufacturer of mobile devices by market share and a leader in the converging Internet and communications industries. We make a wide range of devices for all major consumer segments and offer Internet services that enable people to experience music, maps, media, messaging and games. We also provide comprehensive digital map information through NAVTEQ and equipment, solutions and services for communications networks through Nokia Siemens Networks.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure;  20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.services@nokia.com

Olli-Pekka Kallasvuo’s speech at Nokia Annual General Meeting will be available later today also at www.nokia.com/investor

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2009	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel